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                              July 23, 2020

       Keith Pratt
       Chief Financial Officer
       MCGRATH RENTCORP
       5700 Las Positas Road
       Livermore, CA 94551-7800

                                                        Re: MCGRATH RENTCORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            Form 8-K Filed
February 25, 2020
                                                            File No. 0-13292

       Dear Mr. Pratt:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed February 25, 2020

       Exhibit 99.1, page 1

   1. Reference is made to your disclosure of full year 2020 expected Adjusted EBITDA. In future filings, please
present a reconciliation (by schedule or other clearly understandable method), which shall be
quantitative, to the extent available without unreasonable efforts, of the differences
between the non-GAAP financial measures disclosed with the most directly comparable
financial measure or measures calculated and presented in accordance with GAAP. Refer to
Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the
                                                        Division's Compliance
and Disclosure Interpretations for Non-GAAP Financial Measures.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Keith Pratt
MCGRATH RENTCORP
July 23, 2020
Page 2

      You may contact Adam Phippen at (202) 551-3336 or Donna Di Silvio at
(202) 551-
3202 with any questions.



FirstName LastNameKeith Pratt                          Sincerely,
Comapany NameMCGRATH RENTCORP
                                                       Division of Corporation
Finance
July 23, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName